UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Pure Acquisition Corp.

(Name of Subject Company (Issuer))

HighPeak Energy Partners II, LP

(Name of Filing Person (Offeror))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

74621Q 114

 (CUSIP Number of Class of Securities)

Jack D. Hightower

Chief Executive Officer

c/o HighPeak Energy Partners II, LP

421 W. 3rd Street, Suite 1000

Fort Worth, Texas 76102

(817) 850-9203

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sarah K. Morgan

Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$20,700,000	$2,508.84
(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase up to 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by HighPeak Energy Partners II, LP (the “Offeror” or “HPEP II”), a Delaware limited partnership. This Schedule TO relates to an offer (the “Offer”) by HPEP II to purchase up to 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Pure Acquisition Corp., a Delaware corporation (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018 (the “IPO”), pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 12, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)     Name and Address. The name of the issuer is Pure Acquisition Corp. The Company’s principal executive offices are located at 421 W. 3rd Street, Suite 1000, Fort Worth, TX 76102. The Company’s telephone number is (817) 850-9200.

(b)     Securities. The subject securities include the Company’s Public Warrants. Each whole Public Warrant entitles the holder to purchase one share of Class A Common Stock for a purchase price of $11.50, subject to certain adjustments. As of September 12, 2019, there were 20,700,000 Public Warrants outstanding.

(c)     Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “The Offer—Price Range of Public Warrants” is incorporated herein by reference.

The Company’s Public Warrants are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “PACQW”. The Public Warrants are governed by the Warrant Agreement, dated as of April 12, 2018, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

Item 3. Identity and Background of Filing Person.

(a)     Name and Address. The name of the filing person is HighPeak Energy Partners II, LP. HighPeak Energy Partners GP II, LP (“HPEP II GP”) is the sole general partner of HPEP II. HighPeak GP II, LLC (together with HPEP II and HPEP GP II, the “HP Entities”) is the sole general partner of HPEP GP II. Jack Hightower (“Mr. Hightower”) has the right to appoint all of the managers to the board of managers of HP GP II and is one of three managers of HP GP, thus giving him control over the HP Entities. The business address and telephone of the Offeror and Mr. Hightower are the business address and telephone number of the Company set forth under Item 2(a) above. An affiliate of the Offeror, HighPeak Pure Acquisition, LLC, beneficially owns 98.6% of the Company’s Class B common stock, par value $0.0001 per share, representing 19.7% of the Company’s voting stock.

(b), (c) Business and Background of Filing Person. The principal business of the Offeror, a Delaware partnership, is to generally acquire oil and gas related assets and to engage in all aspects of the oil and gas industry, primarily in North America, including among other things, the acquisition of securities. Mr. Hightower currently serves as the Chairman of the Board of Directors of the Company, and also as Chairman of the Board and Chief Executive Officer of HPEP GP II. Prior to his current roles, Mr. Hightower served as Chairman, President and CEO of Bluestem Energy Partners, LP from 2011 to 2013. In the past five years, Mr. Hightower was neither convicted in a criminal proceeding or party to any judicial administrative proceeding that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

(a)     Material Terms. The information set forth in the sections of the Offer to Purchase entitled “The Offer” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)     Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “The Offer— Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Party Transactions” in the Company’s preliminary proxy statement on Schedule 14A related to its special meeting in lieu of 2019 annual meeting of stockholders, filed with the Securities and Exchange Commission (the “SEC”) by the Company on September 10, 2019 (the “Proxy Statement”), is also incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the section entitled “Certain Relationships and Related Party Transactions” in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)     Purposes. The information set forth in the section of the Offer to Purchase entitled “The Offer— Background and Purpose of the Offer” is incorporated herein by reference.

(c)     Plans. Except as described in (i) the section of the Offer to Purchase entitled “The Offer —Background and Purpose of the Offer” and (ii) the sections entitled “Certain Relationships and Related Party Transactions,” “Questions and Answers About the Special Meeting,” and “Proposal No. 2— Election of Directors” in the Company’s Proxy Statement, each of which is incorporated by reference herein, there are no plans of the Offeror or its affiliates that would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq; or (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 7. Source and Amount of Funds or Other Consideration.

(a)     Source of Funds. The information set forth in the section of the Offer to Purchase entitled “The Offer— Source and Amount of Funds” is incorporated herein by reference.

(b)     Conditions. Not applicable.

(d)     Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)     Securities Ownership. The information set forth in the section of the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. HPEP II does not beneficially own any Public Warrants subject to the Offer.

(b)     Securities Transactions. Except as set forth in the sections of Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions,” which are incorporated by reference herein, neither the Offeror, nor any of its directors, executive officers, affiliates or subsidiaries, has engaged in any transactions in the Public Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “The Offer—Fees and Expenses” is incorporated herein by reference. HPEP II is not making any recommendation as to whether holders of Public Warrants should tender Public Warrants in the Offer. No later than ten business days from the date of the Offer to Purchase, the Company is required by law to publish, send or give a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer.

Item 10. Financial Statements.

(a)     Financial Information. Not applicable.

(b)     Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)     The information set forth in the section of the Proxy Statement entitled “Certain Relationships and Related Party Transactions” are incorporated herein by reference.

(2)     None.

(3)     Not applicable.

(4)     Not applicable.

(5)     None.

(c)     Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(l)(A)	Offer to Purchase, dated September 12, 2019.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).

6

Exhibit No.	Description
(d)(iv)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(v)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File 001-38454) filed with the SEC on April 18, 2018).

(d)(vi)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File 001-38454) filed with the SEC on May 25, 2018).

(g)	Not applicable

(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
Its general partner

By:	/s/ Jack Hightower
Jack Hightower
Chief Executive Officer

Dated: September 12, 2019